

16012955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Services Brokerage, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125C Gaither Drive East Gate Business Center
(No. and Street)

Mt. Laurel (City) New Jersey (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Schank 856-802-9400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name - if individual, state last, first, middle name)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W. Schank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public


RACHEL KENNEY
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)" An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- [x] (p) A report on the exemption provision to Rule 15c3-3.

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2015

PTS BROKERAGE, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statement	7
Supplementary Information	
Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II Exemptive Provisions Under SEC Rule 15c3-3	10
Report of Independent Registered Public Accounting Firm Exemption Report Review	11
Exemption Report	12
Independent Accountant's Report on Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	13
Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7)	15

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To The Member of:
PTS Brokerage, LLC

We have audited the accompanying statement of financial condition of PTS Brokerage, LLC as of December 31, 2015, and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of PTS Brokerage, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTS Brokerage, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of PTS Brokerage, LLC's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of PTS Brokerage, LLC's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the

Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 15, 2016

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS			
	Cash	$	75,079
	Accounts Receivable	$	83,401
	Other Assets	$	7,813
TOTAL ASSETS		$	166,293
LIABILITIES & MEMBER EQUITY			
LIABILITIES			
	Accounts Payable & Accrued Expenses	$	47,977
TOTAL LIABILITIES		$	47,977
MEMBER EQUITY		$	118,316
TOTAL LIABILITIES & MEMBER EQUITY		$	166,293

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME
December 31, 2015

REVENUE			
	Commissions	$	345,233
	Investment Advisory Fees	$	301,755
	Mutual Fund Fees	$	89,392
TOTAL REVENUE		$	736,380
OPERATING EXPENSES			
	Employee Compensation	$	438,170
	Occupancy	$	13,325
	Regulatory Fees	$	12,094
	Other Expenses	$	17,423
TOTAL OPERATING EXPENSES		$	481,012
NET INCOME		$	255,368

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
December 31, 2015

Member Equity, beginning of year		$ 128,448
	Net Income	$ 255,368
	Less: Distributions	$ (265,500)
Member Equity, end of year		$ 118,316

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS
December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	255,368
Adjustments to reconcile Net Income to net cash provided by operations:		
Accounts Receivable	$	(4,194)
Other Assets	$	4,622
Accounts Payable & Accrued Expenses	$	1,533
Net cash provided by Operating Activities	$	257,328
INVESTING ACTIVITIES		
Computer Equipment:Accumulated Depreciation	$	290
Net cash provided by Investing Activities	$	290
FINANCING ACTIVITIES		
Schank Equity:Partner One Draws	$	(265,500)
Net cash provided by Financing Activities	$	(265,500)
Net cash increase for period	$	(7,881)
Cash at beginning of period	$	82,960
Cash at end of period	$	75,079

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and has been registered as a broker-dealer with the SEC and has been a member of the Financial Industry Regulatory Authority (FINRA) since August 2002. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in fourteen (14) states to conduct securities transactions. Federal, state, and local income tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost.

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Broker-dealers acting a s mutual fund distributors may earn 12b-1 fees paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of mutual fund shares. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as earned. Revenue from financial planning services is recognized as billed.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member's income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2015 the ratio was 0.85 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, and providing investment advisory services. At December 31, 2015, the Company had net capital, as defined, of $56,567, which was $51,567 in excess of its required minimum net capital of $5,000.

NOTE C – EXPENSE AGREEMENT

The Company enters into an annual expense agreement with Professional Training Services, a company under common control. Under the agreement, the Company shares space with Professional Training Services and utilizes their telephone services in return for the payment of a percentage of Professional Training Services' monthly lease expense and their monthly telephone costs. For the year 2015, the Company paid 50% of the rent expense and 50% of the monthly telephone costs. The total rent expense for 2015 was $13,325 and the total telephone expense was $3,471. The Company also paid $24,000 (12 monthly payments of $2,000) to Professional Training Services for the use of its employees' administrative services.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Total member equity from Statement of Financial Condition		$	118,316
Non-Allowable Assets			
	Accounts Receivable	$	53,936
	Other Assets	$	7,813
Total Non-Allowable Assets		$	61,749
Net Capital		$	56,567
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required per 15c3-1(a)(2)		$	3,198
Minimum Dollar Net Capital Requirement		$	5,000
Minimum Net Capital Requirement		$	5,000
Excess Net Capital		$	51,567
Excess Net Capital @ 120%		$	50,567
Aggregated Indebtedness from Statement of Financial Condition, net of A-1c liabilities		$	47,977
Percentage of AI to NC			84.81%
Debt-Equity Ratio in accordance with 15c3-1(d)			0

There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2015

SCHEDULE II

PTS BROKERAGE, LLC
EXEMPTIVE PROVISIONS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Member of:
PTS Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTS Brokerage, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(1) and PTS Brokerage, LLC stated that PTS Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PTS Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTS Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 15, 2016

Professional Trading Services Brokerage, LLC
East Gate Business Center
125C Gaither Drive
Mt. Laurel, NJ 08054



PTS Brokerage, LLC

TEL: 856.802.9400
FAX: 856.802.9444
E-MAIL: pts@ptsbrokerage.com

Richard W. Schank, CFP®, ChFC, CLU, CFS, RHU, REBC, EA
President, CFO

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTS Brokerage, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(1) throughout the calendar year January 1, 2015 to December 31, 2015.

2. PTS Brokerage, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2015 to December 31, 2015 without exception.

Richard W. Schank
PTS Brokerage, LLC
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
(856) 802-9400

2-26-16
Date

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Member of:
PTS Brokerage, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by PTS Brokerage, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PTS Brokerage, LLC's compliance with the applicable instructions of Form SIPC-7. PTS Brokerage, LLC's management is responsible for PTS Brokerage, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 15, 2016

PTS BROKERAGE, LLC
SCHEDULE OF ASSESMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2015

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the year ended December 31, 2015		$784
Payment Schedule		
SIPC-6	7/28/2015	$389
SIPC-7	1/29/2016	$395
Amount Due		$ 0